UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-41734

Prestige Wealth Inc.

Office Unit 6620B, 66/F, The Center

99 Queen’s Road Central

Central, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Extension of compliance period with respect to bid price deficiency

As previously reported in our current report on Form 6-K, furnished with the Securities and Exchange Commission on April 3, 2025, Prestige Wealth Inc. (the “Company”) had received a notice dated April 1, 2025 from the Listings Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that the minimum bid price per Class A ordinary share was below $1.00 for a period of 30 consecutive business days and the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Rule”). Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company had a compliance period of one hundred and eighty (180) calendar days, or until September 29, 2025 (the “Initial Compliance Period”), to regain compliance with the Minimum Bid Pirce Rule.

A second notice dated October 1, 2025 was issued by Nasdaq, notifying the Company that the Company’s Class A ordinary shares did not regain compliance with the Minimum Bid Pric Rule by the end of the Initial Compliance Period and the Company is eligible for an additional one hundred and eighty (180) calendar days, or until March 30, 2026, to regain compliance. If compliance cannot be demonstrated by the Company by March 30, 2026, the Staff has informed the Company that it will provide written notification that the Company’s Class A ordinary shares will be delisted. At that time, the Company may appeal the Staff’s determination to a Hearings Panel.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Prestige Wealth Inc.

Date: October 2, 2025	By:	/s/ Kazuho Komoda
	Name:	Kazuho Komoda
	Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

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